EXHIBIT 99.1

FreeSeas Schedules Financial Results and Conference Call for Its Second Quarter and Six Months Ended June 30, 2010

PIRAEUS, Greece, July 27, 2010 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEZ) ("FreeSeas" or the "Company"), a transporter of dry bulk cargoes through the ownership and operation of a fleet of eight Handysize vessels and two Handymax vessels, announced today that it will release financial results for its second quarter and six-months ended June 30, 2010 prior to the opening of the stock market on Thursday, August 5, 2010.

The Company will then discuss those results in a conference call later that morning at 11:00 a.m. ET.

The dial-in numbers are:

(866) 861-6730 (US)

(702) 696-4678 (INTERNATIONAL)

The conference call will also be broadcast live via the "Investor Relations" section of FreeSeas's website at www.freeseas.gr or interested parties can click on the following link: http://investor.shareholder.com/media/eventdetail.cfm?mediaid=43352&c=FREE&mediakey=B7B6AC436908A0088D79978010BDFE56&e=0

The Company will also have an accompanying slide presentation available approximately 30 minutes prior to the conference call. The webcast will be archived and accessible for approximately 15 days if you are unable to listen to the live call. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. If you are unable to participate in the live call, the conference call will be archived and can be accessed for approximately 30 days.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of eight Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7176

CONTACT:  FreeSeas Inc.
          Alexandros Mylonas, Chief Financial Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece

          The Equity Group Inc.
          Investor Relations
          Adam Prior, Vice President
          212-836-9606
          aprior@equityny.com
          www.theequitygroup.com